UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hypertension Diagnostics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

44914V104
(CUSIP Number)

December 31, 2011
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44914V104	13G	Page 2 of 6

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marten Hoekstra
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,785,225 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,785,225 shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,785,225 shares1
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.43%2
12.	TYPE OF REPORTING PERSON IN

1	The amount reported in this Schedule 13G/A reflects shares owned on the date hereof.
2	The percentage reported in this Schedule 13G/A is based upon 43,325,843 shares of Common Stock outstanding as of November 10, 2011 (according to the Form 10-Q filed by the issuer on November 14, 2011).

CUSIP NO. 44914V104	13G	Page 2 of 6

Item 1(a)	Name of Issuer

Hypertension Diagnostics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices
10275 Wayzata Boulevard, Suite 310, Minnetonka, MN 55305

Item 2(a)	Name of Person Filing
Marten Hoekstra

Item 2(b)	Address of Principal Business Office or, if none, Residence
296 W. 92nd Street, New York, NY 10025

Item 2(c)	Citizenship
Mr. Hoekstra is a U.S. citizen.

Item 2(d)	Title of Class of Securities
Common Stock, $0.01 par value

Item 2(e)	CUSIP Number
44914V104

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP NO. 44914V104	13G	Page 2 of 6

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4	Ownership

(a)	Amount beneficially owned:

2,785,225 shares3

(b)	Percent of Class:

6.43%4

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

2,785,225 shares

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

2,785,225 shares

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

3	See footnote 1 above.

4	See footnote 2 above.

CUSIP NO. 44914V104	13G	Page 5 of 6

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 44914V104	13G	Page 6 of 6

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012.

By:	/s/ Marten Hoekstra
Marten Hoekstra